August 4, 2010

Mr. Jeffery Riedler
Assistant Director
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-7010

Re:          TapImmune Inc. (the “Registrant”)
Registration Statement on Form S-1
Filed June 16, 2010
File No. 333-167571 (the “Registration Statement”)

Dear Mr. Riedler:

In connection with today’s filing by the Registrant of Amendment No. 2 to the Registration Statement, this letter confirms that the cover page of the final prospectus that will be filed pursuant to Rule 424 under the Securities Act of 1933, as amended, and to be delivered in connection with the sale of the registered shares will state on its cover page that the offering is a secondary offering and that the Registrant will receive no proceeds as a result of the offering.  More specifically, the first paragraph of the cover page of the final prospectus will be revised to read (with additions in red and double underline; there are no deletions):

“TapImmune is a development stage company and has not received any revenues from operations to date. This Prospectus relates to an offering by some of our shareholders of 6,783,000 common shares underlying convertible notes and 23,740,500 common shares underlying warrants. Throughout this Prospectus, we refer to the shares of common stock, the convertible notes, the warrants and the shares of common stock underlying the convertible notes and the warrants as the Securities. We will receive no proceeds from this offering.”

If you have any questions with the above, please contact William Rosenstadt at (212) 588-0022.

Sincerely,

TapImmune Inc.

/s/ Denis Corin

cc:           John L. Krug, Senior Counsel
Suzanne Hayes, Branch Chief
Dan Greenspan, Special Counsel